

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 6, 2017

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
1001 Page Mill Road, Building 3
Palo Alto, CA 94304

> **Re: Cloudera, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2017**
> **File No. 333-217071**

Dear Mr. Reilly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial Data, page 11

1. Please tell us how you considered the guidance in Rule 11-02(b)(6) of Regulation S-X when excluding the 1% of net offering proceeds that will be used to fund the Cloudera Foundation from your pro forma information, as this appears to be directly attributable to the transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Hybrid Open Source Software (HOSS) Business Model

Operating Model, page 56

2.   In comment 14 to your January 27, 2017 response letter, you state that the combination of the net expansion rate and number of Global 8000 customers is the most useful way to understand the development of your business. Here you disclose the number of Global 8000 customers for each of the last three fiscal years, but only provide the percentage of revenue generated from these customers in fiscal year 2017. Please tell us the percentage of revenue generated from your Global 8000 customers for fiscal years 2015 and 2016, and disclose such amounts so that an investor can better understand how the Global 8000 customers have impacted your operations.

3.   Please address the following as it relates to your disclosure on page 58 regarding sales and marketing expenses related to various tranches of customers:

- tell us, and consider disclosing, the related sales and marketing expense percentage attributable to those customers who generated less than $500,000 in subscription revenue;

- disclose the total subscription revenue or percentage of revenue generated by each customer tranche (i.e., customers who generated more than $1.0 million in subscription revenue and customers who generated between $500,000 and $1.0 million). Also, consider disclosing this information for customers who generated less than $500,000 in subscription revenue; and

- tell us the percentage of revenue from new versus existing customers within each tranche.

Liquidity and Capital Resources, page 72

4.   To the extent that you have material amounts of cash, cash equivalents and short-term securities held outside of the U.S., either currently or in the future, please disclose these amounts and the impact of repatriating these funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: David A. Bell, Esq.
        Fenwick & West LLP